Changes in Affiliates (New Affiliate)

Gunsan Steel Processing and Fabricating Center Co., Ltd. is a new affiliate company of the POSCO Group. POSCO Steel Service & Sales Co., Ltd., an affiliate of POSCO, owns 100 percent of the total issued and outstanding shares of Gunsan Steel Processing and Fabricating Center Co., Ltd.

Company to be affiliated:

• Company Name: Gunsan Steel Processing and Fabricating Center Co., Ltd.

• Total Assets (KRW): 1,500,000,000

• Total Shareholders’ Equity (KRW): 1,500,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 1,500,000,000

• Current total number of affiliated companies: 175